African Metals Corporation

t, Vancouver, BC V6C 2B3 Tel: 604-684-4100 Fax: 604-684-5854 SUPPL
www.africanmetals.com E-mail: info@africanmetals.com

July 5, 2006
12g3-2(b) Exemption #82-1856
Trading Symbol: AFR

African Metals and Nevsun Complete Pooling Agreement on Mali Diamond Concessions

VANCOUVER, BC – Willis W. Osborne, Chief Executive Officer of African Metals Corporation (TSX Venture Exchange: AFR), is very pleased to announce that Nevsun Mali Exploration Ltd S.A. and African Metals Corporation have signed a Memorandum of Agreement whereby Nevsun and African Metals have agreed to pool their interests in five diamond concessions in western Mali, West Africa. The pooling of interests is to facilitate an agreement with a joint venture partner.

Agreement Highlights include:

- Nevsun holds a 100% interest in the Dar Salam concession covering 175 km^2.
- African Metals holds a 100% interest in three diamond concessions, the Kenieba Nord, Kenieba Sud and Soumala covering 5,112 km^2 and a 95% interest in the Medinandi Sud concession covering 2,106 km^2.
- Any royalty or net profit interest on an operating diamond mine or placer operation shall be paid 95% to the concession holder and 5% to the other party in the Nevsun and African Metals agreement.

Diamond Exploration Highlights include:

- The Kenieba region of western Mali has been known to be a diamondiferous province since initial exploration began in the 1950's.
- Of the 30 known kimberlite pipes, at least 9 are known to be diamondiferous. Twenty-three (23) of the known kimberlite pipes and seven (7) of the known diamondiferous pipes are held by Nevsun and African Metals.
- Recent exploration activity by Nevsun has identified two new kimberlite pipes.
- Nine macro-diamonds have been sourced directly from the known kimberlites in the region.
- Of the 95 diamonds sourced to date from both alluvial and bulk sampling of kimberlite pipes; 19 are micro-diamonds and 74 are macro-diamonds of which 21 diamonds have been one carat or greater.
- Eleven (11) of the diamonds previously found on the Nevsun and African Metals concessions ranged from 30 to 232 carats.

Nevsun is a Canadian junior mining, exploration and development company operating in Mali, Eritrea and Ghana. The Company's twin points of focus are the operation of the Tabakoto Gold Mine in Mali and the completion of the Feasibility Study for its world-class Bisha gold/copper/zinc project in Eritrea (due for completion Q3/2006).

African Metals is a Canadian junior exploration company operating in Mali. The Company's focus will change to gold exploration in Mali, West Africa.

Both Nevsun and African Metals have advanced the diamond exploration on their properties to the point of recognizing and discovering kimberlite with diamondiferous potential. The Companies have concluded that ongoing diamond exploration activities in Mali, West Africa would be better served by a company whose core competencies include diamond exploration. Priority commitments by both companies will continue to focus on gold exploration, development and mining in the Kenieba district.

ON BEHALF OF THE BOARD OF DIRECTORS

"Willis W. Osborne"

Willis W. Osborne
CEO & Director

The TSX Venture Exchange has neither approved nor disapproved the information enclosed in this release. The statements that are not historical facts and are forward-looking statements involving known and unknown risks and uncertainties that could cause actual results to vary materially from the targeted results.